Curaleaf Holdings, Inc. Investor Relations Curaleaf Marks Capital Markets Milestone as Trading in Listed Options is Set to Commence on Montréal Exchange Exchange-initiated listing reflects Curaleaf's growing market maturity, and expands hedging, income, and directional strategies available to investors STAMFORD, Conn., July 10, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that exchange-traded options on the Company's subordinate voting shares (the "Shares") are expected to commence trading on the Montréal Exchange (the "MX"), Canada's derivatives exchange, on July 13, 2026, under the symbol "CURA". "The listing of exchange-traded options on the Montréal Exchange reflects Curaleaf's market capitalization, trading depth and growing institutional relevance," said Boris Jordan, Chairman and CEO of Curaleaf. "Because the listing decision rests solely with the Exchange, we view it as independent recognition of the progress we have made as a public company. Listed options will give investors greater flexibility to hedge risk, pursue income strategies and express a view on Curaleaf's long-term growth —the same tools commonly available to investors in mature equity markets. We welcome the additional flexibility this listing provides investors." The Company believes the listing will also increase liquidity and improve price discovery by attracting options traders, market makers and institutional investors whose strategies incorporate derivatives. The decision to list options on a particular security is made solely by the Montréal Exchange based on its own eligibility criteria, including factors such as market capitalization, share price, and trading activity. The Company did not apply for, and does not control, the listing of options on its Shares. Options listed by the MX are contracts between market participants and are not issued by the Company. The listing of options does not involve the issuance of any Shares or other securities of the Company, has no dilutive effect on shareholders, and does not result in any proceeds to the Company. No action is required by shareholders in connection with the commencement of options trading. Investors seeking information about options on the Company's Shares, including available series, strike prices, and expiry dates, should consult the Montréal Exchange website at www.m-x.ca or contact their investment advisor. Options involve risk and are not suitable for all investors. Investors should read the disclosure document titled "The Characteristics and Risks of Listed Canadian Options," available from the Canadian Derivatives Clearing Corporation, before trading options. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem, provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the expected commencement of options trading on the Montréal Exchange, the expected commencement date thereof, and the potential effects of the availability of listed options on the Company's Shares, including with respect to trading liquidity, price discovery, risk management, investor access, and institutional engagement. The commencement of options trading is subject to the discretion of the Montréal Exchange and may be delayed or not occur as anticipated. There can be no assurance that any of these potential effects will be realized, as trading activity in options and in Shares is determined by market participants and is outside the Company's control. Such forward- looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this news release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's profile on SEDAR+ at www.sedarplus.ca, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-07-10-Curaleaf-Marks-Capital-Markets-Milestone-as-Trading-in-Listed-Options-is-Set-to- Commence-on-Montreal-Exchange